                                                                                                                                                                                                                                OTCBB: MRDDF                                     TSX-V: MAD                                 FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6
Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD INCREASES PORTFOLIO TO INCLUDE COLOMBIA AS REGIONAL TARGET FOR GENERATIVE EXPLORATION

Vancouver, BC, Canada – December 2, 2009 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has signed an exclusive Association Agreement with ExpoGold to conduct generative exploration in Colombia. The addition of projects in Colombia to Miranda’s portfolio is a strategic decision to explore for world-class gold deposits in an underexplored jurisdiction in line with the objective of increasing shareholder value through discovery.

According to Ken Cunningham, President and CEO, Miranda’s objective in establishing a presence in Colombia is to balance the Company’s generative work in Nevada by making an entry into an underexplored frontier area that is experiencing a relatively high rate of multi-million ounce gold discoveries. “Since the crash in the financial markets, Miranda has been seeking ways to take advantage of our exploration talents and treasury.  Colombia offers everything we have been seeking – world-class gold-deposit discovery potential in an underexplored area that is politically secure.  In addition, we will be re-establishing an association with a talented team of Colombian geologists who will act as our ‘people’ on the ground, a key requirement for a successful entry into a foreign jurisdiction.  Joe Hebert, Miranda’s Vice President of Exploration, has previously worked in Colombia and has maintained contacts with the president of a geologic consulting firm.  We will be leveraging this relationship into an exclusive partnership for conducting our generative geology.”

Miranda has signed an exclusive Association Agreement with ExpoGold, a Colombian registered exploration company. Pursuant to the agreement ExpoGold and its manager Jaime Diaz will conduct a project generative program to locate and acquire properties with the potential to host large gold systems in Colombia. The program will be funded by Miranda. ExpoGold has accumulated an extensive database for target generation and has considerable expertise in conducting business, acquiring exploration and mining properties and executing exploration programs in Colombia. Mr. Diaz has over 16 years of experience in Colombian exploration and mine production and has consulted for the government as well as a number of international companies working in the region. Miranda teaming with ExpoGold will provide superior experience, expertise and contacts for working in Colombia.

Under the terms of the Association Agreement, Miranda will grant, subject to the rules and approval of the TSX Venture Exchange, 350,000 common shares of Miranda Gold Corp. to ExpoGold and fund an annual exploration program of approximately US$600,000. Miranda has also secured a “First Right of Refusal” to lease any of the 45 license applications controlled by ExpoGold. These applications cover approximately 123,000 hectares and are located in 14 discrete mining districts. Included in the 45 applications is the Pavo Real property.  Miranda has negotiated the terms to acquire this project and will execute a lease as soon as ExpoGold is granted the Pavo Real concession.  Preliminary fieldwork on this and other select projects is ongoing.

Miranda is in the process of establishing the branch office of Miranda Gold Colombia II Ltd (“Miranda Gold Colombia”), to work with ExpoGold.  Miranda Gold Colombia will seek either a strategic funding partner to share in exploration costs or will seek joint venture partners to explore individual projects such as Pavo Real.  In this way shareholders will potentially be exposed to world-class gold discoveries in both Nevada and Colombia using the project generation/joint venture model.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Newcrest Resources Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., and NuLegacy Gold Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.